July 17, 2006

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Kansas City Life Insurance Company

File No. 002-40764

Dear Mr. Rosenberg,

We acknowledge receipt of your letter dated June 30, 2006. Unfortunately, your letter was not received in our offices until July 14, 2006 and the requested response within 10 business days has already expired. We will be pleased to respond to the items identified in your letter. Given our late receipt of your letter and our current activities in preparing the 10Q for the second quarter, we intend to respond to your letter of June 30, 2006 on or before August 11, 2006.

We look forward to your acknowledgement of this letter and approval of our intended response date.

Sincerely,

/s/Tracy W. Knapp

Tracy W. Knapp

Senior Vice President, Finance